Exhibit 99

Transactions in Class B Ordinary Shares of the Issuer

Keren Kalima Maimon

Nature of the Transaction	Amount of Securities	Price per Share ($)	Date of the Transaction
Sale of Class B Ordinary Shares	89	23.65-23.69	9/25/2025
Sale of Class B Ordinary Shares	5,172	27.28-28.73	9/29/2025
Sale of Class B Ordinary Shares	4,600	33.67-35.05	9/30/2025